

Mailstop 3233

June 23, 2016

Via E-mail
Mr. Wilbur Paes
Executive Vice President, Chief Financial Officer and Treasurer
Paramount Group, Inc.
1633 Broadway, Suite 1801
New York, New York 10019

      Re: Paramount Group, Inc.
                Form 10-K
                Filed February 25, 2016
                File No. 001-36746

Dear Mr. Paes:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Item 7. Management discussion and analysis of financial condition and results of operations, page 46

Financial results, page 48

1.   Please tell us whether non-core income meets the definition of a non-GAAP measure in accordance with Item 10(e) of Regulation S-K and provide us with the basis for your conclusion. To the extent you determine that this measure is a non-GAAP measure, please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K.

Item 8. Financial statements and supplementary data, page 74

Combined consolidated statements of cash flows, page 82

2.   Please explain to us why the increase in real estate investments is presented as a component of cash used in operating activities rather than investing activities on the combined consolidated statements of cash flows. In your response, explain to us how you determined your real estate fund investments qualify for net cash flow reporting in accordance with ASC Topic 230-10-45-7 through 230-10-45-9. Also, please tell us where the increase in preferred equity investment is reported on the combined consolidate statements of cash flows. Within your response, please reference the authoritative accounting literature you relied upon.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page 86

3.   We note your disclosure that "since the assets that we acquired from our Predecessor are no longer held by funds which qualify for investment company accounting, we account for these assets following the Formation Transactions using historical cost accounting." However, it appears that your real estate fund investments continue to be accounted for at fair value in accordance with ASC Topic 946. Please reconcile the apparent discrepancy for us, and revise your disclosure in future filings as necessary.

Recently Issued Accounting Literature, page 89

4.   We note your disclosure that you have concluded that the adoption of ASU 2015-02 will result in the deconsolidation of your real estate fund investments. Please explain to us how you have arrived at that conclusion. In your response, tell us how your ownership interests in the funds (as reflected on page 90) factored into your analysis.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities